Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

(“Randgold Resources”, “the company” and “Randgold”)

RANDGOLD SEES PROSPEROUS FUTURE AHEAD WITH MALI

Bamako, Mali, 1 August 2013 - Randgold Resources and Mali are strongly positioned to deal with the downturn in the gold price which has plunged much of the gold mining industry into crisis, chief executive Mark Bristow said today.

Speaking at a media briefing here, Bristow said the country and the company had a long history of a mutually beneficial partnership and together they had overcome many challenges, not all of them economic. Through some difficult times, Randgold had retained its belief in Mali and in the Malian people’s ability to solve the country’s problems and this confidence had once again been vindicated by the previous week’s peaceful presidential election.

Bristow cited the Malian government’s recent decision to waive its royalties for the 22 month duration of the Morila pit pushback project, as an example of fruitful cooperation between state and capital. This will enable a more equitable share for investors and the State while extending the mine’s life by a further two years and securing the employment of almost 1 000 workers until early 2015. In combination with a tailings retreatment project, this will also help fund the eventual rehabilitation of the mine site, as well as the establishment of a sustainable agribusiness to provide economic opportunity for the local community. The development of this business is already far advanced.

“The discovery and development of Morila was the foundation on which Randgold built its company, as well as Mali’s growth into a major African gold producer. Since it went into production in 2001, Morila has produced more than 6 million ounces of gold at an average cost of less than US$300 per ounce and contributed more than US$1 billion directly to the Malian treasury,” Bristow said.

“Our discovery of Morila was followed by that of Yalea and Gounkoto. These are already world-class operations and we are expanding and upgrading them further to reach their production target of over 600 000 ounces per year in 2014. We are working on a feasibility study on a possible underground mine at Gounkoto and, in the meantime, our exploration teams are looking for further multi-million ounce gold deposits in the Loulo-Gounkoto region.”

Bristow noted that in 2012 Randgold’s mines in Mali had accounted for 10.8% of the country’s GDP, and this year it was expecting to pay some US$170 million directly to the Malian state in the form of taxes and royalties. Randgold employs 5 100 Malians and the management teams at Morila, Loulo and Gounkoto are composed almost entirely of Malian nationals. Its group regional executive for West Africa as well as its regional operations manager are also Malians. In addition to its policy of employing nationals of its host countries in preference to expatriates, the company also procures goods and services from local suppliers wherever possible, thus spreading the economic benefit of its operations even wider.

“Despite the challenges of the current market, Randgold has always planned its business to be profitable at lower gold prices. Although we have stress tested and revised some of our business plans, we have not been forced to shut down operations nor to cancel growth projects. With Loulo and Gounkoto both accessing higher grade sections of their orebodies, and efficiency initiatives underway at all our operations, we are confident in our ability to manage the business through these difficult times for the gold industry. And with the real prospect of an underground mine at Gounkoto as well as the possibility of further major discoveries here, we are looking forward to continuing our partnership with Mali and its people well into the future,” he said.

RANDGOLD ENQUIRIES

Chief Executive	Group Regional Manager West Africa	Investor & Media Relations
Mark Bristow	Mahamadou Samaké	Kathy du Plessis
+44 788 071 1386	+223 66 75 61 36	+44 20 7557 7738
+223 66 75 01 22	+223 20 20 16 94	Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.